FILE NO. 82-34855

Brisa

06013423

RECEIVED
2006 MAY 15 A 11:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1st Quarter 2006 Results

28 April 2006
74/INST/DIS/06

Scope of Consolidation

Consolidated financial statements for the first quarter of 2006 include the full consolidation of ITEUVE Portugal which in 2005 only consolidated as from July onwards.

SUPPL

Net Profit

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 44 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

Brisa's consolidated net profit for the first quarter of 2006 totalled Euro 27.6 million corresponding to a 31% decrease in relation to the same period of 2005. The results are in line with budget and with guidance given at the full year results.

This decrease (by approximately Euro 12.4 million) in net profit resulted mainly from a loss in the amount of Euro 9.1 with the sale of Brisa's stake in EDP and from a lower volume of traffic revenues.

Operating profit (EBITDA) reached Euro 89.3 million, falling by 7% whilst EBIT totalled 59.3 million, decreasing by 15% in relation to the same period of the previous year.

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

Main indicators

Euro million	1st Q 2005	1st Q 2006	% Ch.
Operating revenues	130.7	128.4	-2%
EBITDA	96.2	89.3	-7%
EBIT	69.7	59.3	-15%
Profit before tax	52.1	38.6	-26%
Consolidated net profit	40.0	27.6	-31%

At the end of the 1st Quarter 2006 the EBITDA margin stood at 69.9% and the EBIT margin at 46.2%.

Operating Revenues

Operating revenues totalled Euro 128.4 million, 87% of which correspond to toll revenues.

Operating Revenues

Euro million	1st Q 2005	1st Q 2006	% Ch.
Toll revenues	116.0	111.6	- 4%
Motoring services	9.4	9.2	-2%
Service areas	2.9	2.7	-7%
Other	2.3	4.8	112%
Total operating revenues	130.7	128.4	-2%

The 4% drop in toll revenues translate the negative impacts of average daily traffic hurt by a slowdown in domestic economy, increase in fuel prices and the effect of the traffic loss recorded in Brisa's network as result of the non-tolled motorway of Costa de Prata (SCUT) which runs parallel to the A1 motorway in the north of the country.

Breakdown of Toll Revenues

	contribution
Average Daily Traffic (ADT) excl. Easter effect	-3.6%
Easter effect	-2.3%
Traffic mix	-1.3%
Tariff increase	+2.8%
New stretches	+ 0.5%
Total	**- 3.9%**

On the other hand, we point out a negative impact by 2.3% in comparative terms resulting from the fact of this year's Easter taking place in the second quarter of the year. This effect will be recovered during the second quarter.

Total traffic for the first three months of the year corresponded to 1.66 $x10^9$ vehicles travelling on Brisa's network, translating a 4.9% drop as against the same period of 2005. In like-for-like terms, based on the same network and the same number of days, Average Daily Traffic (ADT) totalled 20 888 vehicles.

Operating costs

Operating costs totalled Euro 39.0 million, having increased by 13.2%. However, an important part of this rise stems from the inclusion of Euro 2.2 million relating to redundancies paid.

Operating Costs

Euro million	1st Q 2005	1st Q 2006	% Ch.
Cost of goods sold	0.4	0.6	+42%
External services	14.7	15.6	+6%
Personnel	18.9	22.3	+18%
Other	0.5	0.6	+14%
Sub-total	34.5	39.0	+13%
Depreciation and Provisions	26.6	30.1	+ 13%

Excluding the effect of redundancies paid and the consolidation of ITEUVE costs, the rise in operating costs before Depreciation and Provisions would have been of 5.6%. By December 2005 the number of Brisa employees totalled 2 879, compared to 2 803 at the end of March 2006, which corresponds to a 2.6% decrease in the total number of employees during the first quarter of the year.

In the first three months of 2006 maintenance costs totalled Euro 3.4 million as against Euro 3.1 million in 2005, representing an increase by 8%.

Financial result

During the period under review Brisa posted a financial loss of Euro 20.6 million as against a loss of Euro 17.5 million in the previous year. As mentioned above, this performance is explained by the loss resulting from the sale of the financial stake held by Brisa in EDP (€-9.1 M) in February 2006.

As far as financial profit is concerned, we point out the change in profit resulting from the put option, which amounted to Euro 3.0 million as against Euro -270 thousand in the same period of 2005.

Financial costs totalled Euro 24.8 million corresponding to an 18% increase in relation to 2005. The rise in interest paid stemmed mainly from higher interest rates.

The positive contribution obtained via the equity method from CCR, Companhia de Concessões Rodoviárias was of Euro 7.2 Million.

Financial Results

Euro million	1st Q 2005	1st Q 2006	% Ch.
EBIT	69.6	59.3	-15%
Financial Results	-17.5	-20.6	-18%
Financial income	0.6	5.8	+867%
Financial expenses	21.0	24.8	+18%
Results of financial investments	2.9	-1.6	-155%
Result before tax	52.1	38.6	-26%
Income tax	11.8	10.8	-8%
Minority interests	0.3	0.2	-33%
Consolidated net profit/loss	40.0	27.6	-31%

Capex

In the first quarter of 2006 the volume of capital expenditure in the motorway network totalled Euro 52.2 million which compares to Euro 49.0 million in 2005.

Capital Expenditure

Euro million	1st Q 2005	1st Q 2006	% Ch.
Main concession	49.0	52.2	+7%
Brisal	10.6	39.1	+268%
Motoring services	47.1	-	-
Other investments	1.0	1.8	+80%
Total	107.7	93.0	-1%

It is worth mentioning that total investment in 2006 reached Euro 93 million. Besides the investment in the main concession, we point out a Euro 39.1 million investment in Brisal (Litoral Centro).

Balance sheet

Changes in net assets in relation to December 2005 reflect the sale of Brisa's financial stake in EDP.

Shareholders' equity totalled Euro 1 513.5 million following dividend distribution (Euro 1 625.3 million in December 2005).

Net financial debt decreased by 7.3% to Euro 1 893 million by end 2006 first quarter.

Condensed Consolidated Balance Sheet

Euro million	Dec 05	1st Q 2006	% Ch.
Assets	4 312.0	4 286.4	-0.6%
Non current assets	3 832.5	3 717.6	-3.0%
Current assets	479.4	568.8	+19%
Shareholders' Equity and Minority Interests	1 625.3	1 513.5	-6.9%
Liabilities	2 686.7	2 773.0	+3%
Non current liabilities	1 663.3	1 680.0	+1%
Current liabilities	1 023.4	1 093.0	+7%
Total Liabilities and Shareholders' Equity	4 312.0	4 286.4	-0.6%

At the end of the first quarter 2006, gearing (net debt/equity) stood at 125%.

Condensed Consolidated Profit and Loss statement

Euro million	1st Q 2005	1st Q 2006	% Ch.
Operating income	130.7	128.4	-1.8%
Toll revenues	116.0	111.6	-3.8%
Service areas	2.9	2.7	-7.0%
Road services	9.4	9.2	-2.1%
Other	2.3	4.8	112,0%
Operating expenses	34.5	39.0	13.2%
Cost of Goods Sold	0.4	0.6	41.8%
Supplies	14.7	15.6	5.9%
Personnel	18.9	22.3	18.2%
Other	0.5	0.6	13.8%
EBITDA	96.2	89.3	-7.1%
Amortization and Provisions	26.6	30.1	13.2%
EBIT	69.6	59.3	-14.9%
Financial result	-17.5	-20.6	-18.1%
Result before tax	52.1	38.6	-25.9%
Income tax	11.8	10.8	-8.3%
Consolidated net profit/loss	40.0	27.6	-31.0%

FILE NO. 82-34855

Release

Brisa

Brisa to bid in Ireland

Pre-qualification bid submitted by the consortium OSCAIL, owned in equal shares (50%-50%) by Brisa and Accenture

21 April 2006
www.brisa.pt
65/EG/dcs/06

Brisa, through Brisa Access Electrónica Rodoviária, submitted on 20 April, a pre-qualification bid for supply and operation of electronic toll collection systems put out for tender by the Irish Government.

The tender refers to the implementation of tolls on the M50, a Ring Road for the city of Dublin with a total length of 40 km and average daily traffic around 100 thousand vehicles.

This bid was submitted by the consortium entitled OSCAIL (which means "open" in Gaelic), owned in equal shares (50%-50%) by Brisa and by Accenture and its equipment suppliers are Kapsch TrafficCom, JAI-PULNiX and An Post.

The principal business of Brisa Access Electrónica Rodoviária, whose majority shareholder is Brisa – Auto-estradas de Portugal, is the supply of road telematics systems and equipment – including applications of the Via Verde system –, to national and international markets.

Via Verde has new applications, already operating, for payment at filling stations, payment at car parks and access control.

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 44 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

FILE NO. 82-34855

Brisa

RELEASE

BRISA Auto-Estradas de Portugal, S.A., public company with head-office in Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, council of Cascais, holder of corporate tax number 500 048 177, registered at the Commercial Registry Office of Cascais under no. 10 583, with a share capital of € 600 000 000

Under the terms and for the purposes of provision in Article 11 paragraph 1, sub-paragraphs a) and b) of CMVM's Regulation no. 4/2004, BRISA – Auto-Estradas de Portugal, S.A., with head-office in São Domingos de Rana, Quinta da Torre da Aguilha - Edifício BRISA and a share capital of € 600 000 000, registered at the Commercial Registry Office of Cascais under no. 10 583, holder of corporate tax number 500 048 177 (hereinafter "Brisa"), hereby informs having purchased today on the OTC market 6 868 641 non privatised own shares at the price of € 8.1097 per share, corresponding to approximately 1.144% of the Company's share capital.

BRISA presently holds 11 774 635 own shares, corresponding to 1.96% of the share capital.

We further inform that since the end of the last financial year, the following transactions were carried out:

List of transactions of own shares						
Date	ISIN	No. shares	Market	Nature	Unit price (€)	Total no. of shares held following purchase
03/01/2006	PTBRI0AM0000	30,000	Stock Exchange	Sale	7.1610	5,044,204
26/01/2006	PTBRI0AM0000	534,086	Stock Exchange	Sale	7.2000	4,510,118
26/01/2006	PTBRI1AM0009	534,086	Stock Exchange	Purchase	7.1800	5,044,204
07/02/2006	PTBRI0AM0000	5,000	Over-the-Counter	Sale	*5.3400	5,039,204
21/02/2006	PTBRI0AM0000	15,000	Over-the-Counter	Sale	*5.3400	5,024,204
03/03/2006	PTBRI0AM0000	7,800	Over-the-Counter	Sale	*5.3400	5,016,404
10/03/2006	PTBRI0AM0000	4,000	Over-the-Counter	Sale	*5.3400	5,012,404
10/03/2006	PTBRI0AM0000	6,040	Over-the-Counter	Sale	*5.3400	5,006,364
20/03/2006	PTBRI0AM0000	2,750	Over-the-Counter	Sale	*5.3400	5,003,614
20/03/2006	PTBRI0AM0000	55,000	Over-the-Counter	Sale	*5.3400	4,948,614
15/03/2006	PTBRI0AM0000	1,270	Over-the-Counter	Sale	*5.3400	4,947,344
15/03/2006	PTBRI0AM0000	6,300	Over-the-Counter	Sale	*5.3400	4,941,044
24/03/2006	PTBRI0AM0000	2,550	Over-the-Counter	Sale	*5.3400	4,938,494

24/03/2006	PTBRI0AM0000	3,500	Over-the-Counter	Sale	*5.3400	4,934,994
28/03/2006	PTBRI0AM0000	28,000	Over-the-Counter	Sale	*5.3400	4,906,994
28/03/2006	PTBRI0AM0000	3,190,000	Over-the-Counter	Sale	7.7100	1,716,994
28/03/2006	PTBRI1AM0009	3,190,000	Over-the-Counter	Purchase	7.6900	4,906,994
06/04/2006	PTBRI0AM0000	1,000	Over-the-Counter	Sale	*5.3400	4,905,994
19/04/2006	PTBRI1AM0009	6,868,641	Over-the-Counter	Purchase	8.1097	11,774,635

*corresponding to the exercising of options by employees within the scope of the Incentive Plan set forth at 2001's Annual General Meeting

São Domingos de Rana, 19 April 2006

The Company's Secretary

FILE NO. 82-34855

Release

Brisa

Own shares

53/INST/DIS/06
28 March 2006

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

For the purposes of and as provided in Article 11 of the Securities Commission Regulation no. 4/2004, Brisa - Auto-Estradas de Portugal, SA hereby informs that within the scope of the financial management of its own shares portfolio, it sold 3 190 000 privatized own shares (BRIAM) at € 7.71 per share and purchased 3 190 000 non privatized own shares (BRI1AM) at € 7.69 per share on today's OTC market.

Brisa holds 4 906 994 own shares.

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 44 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

BRISA – Auto-Estradas de Portugal, SA sociedade aberta com sede na Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, concelho de Cascais, com o número de contribuinte 500048177, matriculada na Conservatória do Registo Comercial de Cascais sob o nº10583, com o capital social de Euros 600 000 000

FILE Nº 82-34855

Brisa

PRESS RELEASE

PRIVILEGED INFORMATION

BRISA Auto-Estradas de Portugal, S.A., public company with head-office in Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, council of Cascais, holder of corporate tax number 500 048 177, registered at the Commercial Registry Office of Cascais under no. 10 583, with a share capital of € 600 000 000

BRISA hereby informs that according to decision announced today, 'Autoridade da Concorrência' (hereinafter "AdC") (the Portuguese Competition Authority) pronounced itself against Brisa's projected operation to increase from 10% to 50% its stake in the share capital of Auto-Estradas do Atlântico – Concessões Rodoviárias de Portugal, S.A., which it holds through Via Oeste, SGPS, S.A.. Auto-Estradas do Atlântico is the concessionaire of the A8 (Lisboa/Leiria) and A15 (Caldas da Rainha/Santarém) motorways. Brisa had notified the said authority about this projected operation in March 2005.

As read in decision announced today, AdC considers that the operation is likely to *"create or increase a dominant position that may significantly hinder effective competition on (I) the motorway operating market specifically in the Lisboa-Leiria route and (II) the motorway operating market in the Lisboa-Porto route"*.

It is publicly known that BRISA considers this decision to be wrong and lacking grounds both legally and from the point of view of competition defence; therefore, using the rights provided by law, the Company will appeal from this decision to his Excellency, the Minister of Economy and Innovation.

São Domingos de Rana, 7 April 2006